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                                                                  APRIL 15, 2009

MR. DALE WELCOME
STAFF ACCOUNTANT
DIVISION OF CORPORATION FINANCE
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549-7010



DEAR MR. WELCOME:


Thank you for your fax on February 27, 2009 and your comments on our Form 10-KSB for the Fiscal Year Ended December 31, 2007, Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008 and Form 10-Q for the Fiscal Quarter ended September 30, 2008. Please kindly find the following answers to your comments.

Please feel free to contact us if you have any question.

Best regards!

Mr. Gary Li
Chief Financial Officer
Sancon Resources Recovery, Inc.
Fax No: (86)21-5284-0762
Tel. No: (86)21-6775-6099




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                              RESPONSE TO COMMENTS

COMMENT 1: PLEASE FURNISH YOUR RESPONSE LETTER, DATED JANUARY 23, 2009, ON EDGAR AS A CORRESPONDENCE FILE.

Answer: We shall follow this comment.

COMMENT 2: WE NOTE YOUR RESPONSE TO PRIOR COMMENT 3; HOWEVER, IT REMAINS UNCLEAR TO US HOW YOU DETERMINED THE APPROPRIATE ACCOUNTING FOR THE ACQUISITION OF SANCON RESOURCES RECOVERY (SHANGHAI) CO.,LTD. BASED ON YOUR DISCLOSURES ON PAGES 15-16, IT APPEARS TO US THAT MR. JACK CHEN OWNS APPROXIMATELY 23% OF THE COMPANY. SINCE MR. CHEN OWNS LESS THAN 50% OF THE COMPANY, IT REMAINS UNCLEAR TO US HOW YOU DETERMINED THAT THE COMPANY AND THE ACQUIRED ENTITY WERE UNDER COMMON CONTROL. PLEASE ADVISE.

Answer: There are two different ways to look at this transaction. First, under the doctrine of `Business Combination' where one has to own more than 50% to have controlling financial interest which does not explicitly apply to combination of entities under common control (SFAS 141). While the EITF 02-5 related to the same issue indicates SEC Staff position that common control only exist between or among separate entities when an individual or entity or group of shareholders or immediate family members holds more than 50% of the voting ownership interests of each entity. CONTROL MAY BE PRESENT EVEN ABSENT MAJORITY OWNERSHIP. Mr. Jack Chen who owns 23% of the Company also owns 100% of the Sancon Shanghai. Mr. Jack Chen being the major shareholder, CEO and Director of the Company exercise significant influence that resulted in business combination.

Another way to look at this transaction is through the doctrine of `Related Party' transaction. If we assume that business combination was not accounted for or incorrectly accounted for under EITF 02-5 and it should be a straight acquisition under SFAS 141, the Company still has to account for the business combination using the carrying values of assets and liabilities at the time when Company converted its note receivable into 70% equity interest in Sancon Shanghai due to the fact that both the entities were related to each other through a common shareholder.

COMMENT 3: WE APPRECIATE YOUR RESPONSE TO PRIOR COMMENT 4; HOWEVER, IT DOES APPEAR TO US THAT YOU FILED AN AMENDMENT TO YOUR FORM 8-K, TO PROVIDE HISTORICAL FINANCIAL STATEMENTS OF SANCON RESOURCE RECOVERY (SHANGHAI) CO.,LTD AND RELATED PROFORMA FINANCIAL STATEMENTS. IN THIS REGARD, PLEASE AMEND YOUR FORM 8-K TO PROVIDE THE APPROPRIATE HISTORICAL AND PRO FORMA FINANCIAL STATEMENTS OR DEMONSTRATE TO US THAT NO ADDITIONAL FINANCIAL STATEMENTS ARE REQUIRED.

Answer: We have amended our form 8-K and provide the appropriate historical and pro forma financial statements.

COMMENT 4: WE NOTE YOUR RESPONSE TO PRIOR COMMENT 5; HOWEVER, IT REMAINS UNCLEAR TO US HOW THE ACTIVITIES OF BOTH MATERIAL RECYCLING AND MATERIAL TRADE RELATED TO YOUR REVENUE RECOGNITION POLICY. IN THE REGARD, PLEASE PROVIDE US, AND REVISE FUTURE FILINGS TO PROVIDE, A DETAILED DISCUSSION OF YOUR MATERIAL RECYCLING AND MATERIAL TRADE OPERATIONS AND WHEN AND HOW YOU RECOGNIZE REVENUE FOR EACH ACTIVITY.

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Answer:

The following has been included in our 10K filing on April 06, 2009.

(1) Material Recycling refers to the activities of collecting and processing of waste materials, then selling them to customers in China. The plant is located in Australia. The revenue is recognized when delivery of the material is occurred and invoice issued.

(2) Material Trade refers the activities of buying and selling of materials with operations located in Hong Kong. The revenue is recognized when delivery to customer is occurred and invoice is issued.


COMMENT 5: WE NOTE YOUR RESPONSE TO PRIOR COMMENT 7; PLEASE CONFIRM TO US AND DISCLOSE IN FUTURE FILINGS THAT OFFSETTING AMOUNTS DUE TO AND DUE FROM MR. CHEN ARE APPROPRIATE AND COMPLY WITH FASB INTERPRETATION NO.39.

Answer: We confirmed as per our 10K filing that the offsetting amounts due to and due from Mr. Jack Chen are appropriate and comply with FASB Interpretation No. 39.

COMMENT 6: WE NOTE YOUR RESPONSES TO PRIOR COMMENTS 11 AND 12; HOWEVER, IT APPEARS TO US THAT YOU MAY BE CONFUSING THE TERMS "DISCLOSURE CONTROLS AND PROCEDURES" AND "INTERNAL CONTROL OVER FINANCIAL REPORTING" IN YOUR RESPONSES. WE REMIND YOU THAT IN THE FUTURE YOU WILL BE REQUIRED TO HAVE AND AUDIT PERFORMED ON YOUR INTERNAL CONTROLS OVER FINANCIAL REPORTING, NOT YOUR DISCLOSURE CONTROLS AND PROCEDURES. WE ALSO REMIND YOU TO DISCLOSE IN YOUR 2008 FORM 10-K WHEN AND HOW THE MATERIAL WEAKNESSES YOU IDENTIFIED AT DECEMBER 31, 2007 WERE REMEDIATED.

Answer: As per our recent 10K filing, in September 2008, the Company appointed an Accounting Manager experienced in US GAAP to prepare financial statement and to strengthen our accounting and financial reporting process. Furthermore, our management implemented additional review procedures designed to ensure that the disclosure provided by the Company meets the current requirements of the applicable filing made under the Exchange Act and methodology to review the statements.

As we grow we will continue to employ skilled professionals that will enable us to implement adequate segregation of duties within the internal control framework.

COMMENT 7: IN YOUR RESPONSE TO PRIOR COMMENT 12 YOU INDICATED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE INEFFECTIVE, AS DEFINED, FOR EACH OF THE FISCAL QUARTERS ENDED MARCH 31, 2008, JUNE 30, 2008 AND SEPTEMBER 30, 2008; HOWEVER YOU STATED IN YOUR PREVIOUSLY FILED FORM 10-Q'S THAT YOUR DISCLOSURE


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CONTROLS AND PROCEDURES WERE EFFECTIVE FOR THE AFOREMENTIONED PERIOD. WHILE WE
UNDERSTAND THAT YOU HAVE CHANGED YOUR CONCLUSION WITH RESPECT TO THE FISCAL QUARTER ENDED JUNE 30, 2008, DUE TO THE RESTATEMENT, WE ARE UNCLEAR AS TO YOUR CONCLUSIONS REGARDING YOUR DISCLOSURE CONTROLS AND PROCEDURES FOR THE OTHER TWO INTERIM PERIODS. PLEASE TELL US WHETHER YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE OR INEFFECTIVE, AS DEFINED, FOR THE EACH OF THE FISCAL QUARTERS ENDED MARCH 31, 2008, AND SEPTEMBER 30, 2008 AND IF NECESSARY, AMEND YOUR PREVIOUSLY FILED REPORTS.

Answer: As reported in our recent 10K filing, our disclosure controls and procedures are ineffective, as defined, for the each of the fiscal quarters ended March 31, 2008, and September 30, 2008.